Exhibit 99.1
NewsRelease

Exhibit 99.1
TC Energy declares quarterly dividends for Series 11, 13 and 15 preferred shares

CALGARY, Alberta – December 9, 2020 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that its Board of Directors (Board) declared quarterly dividends on outstanding Series 11, 13 and 15 Cumulative First Preferred Shares as follows:

•For the period up to but excluding February 26, 2021, payable on February 26, 2021 to shareholders of record at the close of business on February 1, 2021:
◦Series 11 (TRP.PR.G) - $0.2094375 per share
◦Series 13 (TRP.PR.J) - $0.34375 per share
◦Series 15 (TRP.PR.K) - $0.30625 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

About TC Energy
We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov .

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522